SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

ON TRACK INNOVATIONS LTD.

6-K ITEM

Attached hereto and incorporated by reference herein is the letter to the shareholders of On Track Innovations Ltd. dated October 17, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: October 17, 2012

Press Release

For Immediate Release

OTI Letter to Shareholders

Rosh Pina, Israel, October 17, 2012 – On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) issued the following letter to shareholders today:

Dear Fellow Shareholders,

Considering all that has occurred in our business over the last year, I wanted to take this opportunity to affirm management’s vision for On Track Innovations Ltd. (“OTI”) and describe how we are achieving our goals.  But I would like to start by addressing the proposals OTI’s board brought to the 2012 Annual General Meeting of Shareholders.

As an investor in OTI you are part of an exciting Israeli-technology company.  As you know, I founded OTI which has originated from my vision and has turned into a lifetime project for me with tremendous commitment and determination. During this period I have built OTI from the ground up into a global leader of innovation in smart card technology.  With over 100 patents, OTI has helped change the way people, companies and governments are able to interact across a number of mediums.  We have harnessed the power of microchips and embedded them into everything from an ID to the nozzle of a gas pump in order to exchange and capture data for transactions.  We believe the diversity of our solutions and the various markets we sell them in is a true strength for our business.  During this period we have successfully overcome several economic crises while seeing some of our competitors fade away.

It is also important to recognize the advantages of being an Israeli-based company, as we have access to a highly skilled experienced workforce.  Israel has a long history of supporting high-tech companies that have successfully developed some of the most exciting consumer, business and military technologies used today.  Our reputation as an Israeli company is a strong selling point for OTI when marketing payments and smart ID solutions, which are dependent on a high level of security.

Proxy for 2012 Annual General Meeting

OTI recently announced two new exciting nominees for our board of directors in its proxy statement for the 2012 annual general meeting of shareholders, Major General (Res.) Yossi Peled and Mr. Meir Nissensohn.  Knowing and understanding the unique needs of OTI, the markets we sell to and operate in.  I, together with OTI’s management and the endorsement of our board, have put tremendous effort conducting an extensive search to identify new nominees.  Throughout this search, we looked for nominees that are able to commit to the success of the company, provide relevant support to its current operations, together with contributing relevant experience, business connections and the ability to help position the company for future growth.

We believe that both Mr. Peled and Mr. Nissensohn meet and exceed these criteria.  Each brings vast experience in the public and private sector; they are well respected and can provide great value to the company and its shareholders.  We believe that their addition to our board is essential and critical to the successful execution of management strategy to take our company to the next level.

Major General (Res.) Yossi Peled, who has just retired from his position as a minister in the Israeli government, acted as a director in several publicly traded companies and brings unique experience with respect to security, counterterrorism and intelligence from his time in the armed forces, which has enabled him to become a security advisor to several countries.  This, together with the ongoing personal support and commitment to high-tech industries in the northern part of Israel is a major asset for OTI’s operations, marketing and sales efforts.

Mr. Meir Nissensohn has held various positions in IBM  Europe and IBM Israel over the last 40 years, during which he served 16 years as the Chairman and CEO of IBM Israel.  In addition, Mr. Nissensohn has an extensive network, business and operations understanding, which will help OTI and its shareholders reach the next stage of growth.

Given the quality of the nominees we have brought forward, it is especially disappointing to see that the campaign of attacks against myself and OTI’s management by a dissident shareholder continues.  These scurrilous attacks have created significant difficulties for us in bringing in new business and recruiting new talent, thereby hurting all shareholders.

Like nearly all businesses operating in the security, petroleum or payments industries, our management team’s character and reputation is an important part of the selling process.  As such, some of our stakeholders which includes customers, suppliers and partners have reacted one of two ways to these shareholders’ attacks: (1) they question if the current management team will be around to support any contracts signed, as they are concerned about who would replace it if dissident shareholders took over the business; and (2) they question doing business with a company that is struggling with its shareholder base.  While we have tried to get them to overcome their concerns, it is a difficult situation to have to address and a major disruption in running our day to day operations.  This situation hurts all of our shareholders.  Today, the success of our business is being put at risk by these investors who are only focused on attacking the company and its management team and are not looking out for the best interests of all other shareholders

The Board of Directors has also nominated Dr. Ora Setter to continue to serve as a director on the board.  Dr. Setter served as an external director on the company’s board from August 2006 through August 2012.  We believe that the combination of Dr. Setter's familiarity with our organization and business, as well as her role as a consultant to many leading companies in Israel, can provide us great benefit in the implementation of our strategic plan.

These nominees will strengthen OTI’s board of directors, and together with Mr. David Stone, Mr. Mark Green, Mr. Eli Akavia, Mr. Raanan Elran, Mr. Ronnie Gilboa and myself, will provide the right mix of accounting, operations, corporate governance, capital markets and legal expertise.

In addition, I have decided not to submit the extension of my dual role as a chief executive officer and chairman of the board of directors for shareholder approval. This is a good faith effort on my part and one of the outcomes of multiple meetings we had with OTI shareholders. Our understating was that if I do agree to separate the roles, the disruption to our day to day operations by certain shareholders would stop.

Business Overview

The progress across each of our lines of products is attributable to our strong market knowledge, expertise, commitment, creativity and excellent track record.  The way in which we have approached each market is based on our experiences with different customers and our risk analysis of different geographies.  While we have a strong balance sheet on hand, we have been extremely cautious in how we apply our resources and focused on long-term success as opposed to a short pop in unprofitable revenue as some of our now failed competitors have done.

Our SmartID solution remains the largest line of products of our business, and will contribute to our growth and profitability starting 2013.  Within just a few years, we have successfully deployed national and e- ID programs in several countries including Ecuador, Tanzania and Panama.  Currently, we are in the process of launching an immigration control system for Panama and we are in discussions with multiple other countries for new programs.  Demand for this solution has ramped up quickly, as potential customers have seen the benefits our solution provides to early adopters, like Ecuador.  We believe the market for smart IDs will only continue to grow as governments and their citizens recognize the value of having accurate and secure information stored in an identification card.

In the Payment Market we have also benefited from recent events, as one of our main competitors in the contactless/NFC readers space was forced to sell its operations.  This has quickly resulted in OTI receiving several large orders for contactless readers in the U.S. and European markets, including $2 million in orders we just announced.

We have also increased the number of patents received related to our NFC solutions.  This is especially important to OTI, as earlier this year we took further necessary steps to enforce our intellectual property rights. This effort started with a lawsuit against T-Mobile USA.  The lawsuit is currently in the early stages of discovery and a court hearing is scheduled for February, 2013.  In the meantime, we are not standing still in the NFC market and we are planning to introduce new innovative NFC products at the main exhibition of CARTES in Paris, France, later this year.

The expansion of EasyPark is progressing with new territories, new services and new products offered, which is expected to increase revenues and transaction fees.  We have made strategic changes to the EasyPark management team in Europe and the United States.  The new focus for the programs in Europe is on the implementation of EasyPark in the municipalities that have already signed up for the solution.  Over the past year there has been a significant marketing push in the United States, which has led to signed agreements with Austin, TX and Dover, NH, as well as the campus at UC Davis.  While the ramp up for this solution to generate meaningful revenues is longer than our other solutions, it does generate a recurring revenue stream and entails a low risk that customers would leave once the solution has been implemented.

For EasyFuel, the relationship we have built with Tokheim, Wright Express and additional strong channel partners will pave the way for our future growth and success.  We believe that by leveraging our partners' expertise and services, we will be able to gain access to new markets and new customers, reduce time to market and gain market share which we would not be able to achieve on our own.

Looking ahead, we continue to work towards creating a solid pipeline for future growth across our lines of products. We are on track to achieve lower operating expenses as a result of our cost cutting program and streamlining our operations, and we are doing the right things to take OTI to the next level.  This effort includes, among other things, workforce reductions, consolidation and reduction in low margin operations, outsourcing and partnerships with third parties.  We believe a mix of lower costs and revenue growth will have us in a strong position to achieve profitability in 2013.

I believe that OTI is at a critical junction today.  Together with OTI management, we have worked hard to bring the company to this point, and we need your support to continue.

Therefore we urge you to vote FOR all matters on the agenda for the 2012 Annual General Meeting of Shareholders.

Every vote counts.

Thank you for your time and best wishes.

Yours Sincerely,

Oded Bashan,
Chairman and CEO

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on our current expectations and not on factual events, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  For example, we are using forward looking statements when we say that our SmartID will contribute to our growth and profitability starting in 2013, when we say that we believe that the market for Smart IDs will only continue to grow, when we say that we are working towards creating a solid pipeline for future growth across each of our operating lines of products, when we discuss moving to achieve lower operating expenses and when we say that we believe that we will be able to lower costs and create revenue growth where we will have us in strong position to achieve profitability in 2013.  Forward-looking statements could be impacted by various factors which are beyond our control, including and not limited to the risk factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that its expectations will be achieved. Except as otherwise required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contacts
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com

Investor Relations:
Todd Fromer / Garth Russell
KCSA Strategic Communications
212-896-1215 / 212-896-1250
tfromer@kcsa.com /grussell@kcsa.com